Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

Tel: 202.739.3000

Fax: 202.739.3001

www.morganlewis.com

Laura E. Flores

202.739.5684

lflores@morganlewis.com

May 30, 2012

VIA Edgar Correspondence

Ms. Kimberly Browning

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Rydex Dynamic Funds (the “Trust”) – Post Effective Amendment No. 23
(File Nos. 333-84797 and 811-09525)

Dear Ms. Browning:

This letter responds to your comments conveyed to us during a telephone conference on April 20, 2012 relating to the Trust’s Post-Effective Amendment No. 23 (“PEA No. 23”), filed on February 24, 2012 for the purpose of reflecting the addition of disclosure regarding the ability of Security Investors LLC, as investment adviser to each series of the Trust and pursuant to an exemptive order received from the U.S. Securities and Exchange Commission, to hire one or more unaffiliated sub-advisers without obtaining shareholder approval. The following summarizes your comments, and our responses to those comments. Unless otherwise noted, capitalized terms have the same meaning as contained in the Prospectuses and/or Statement of Additional Information (“SAI”).

Comment. Please add risk disclosure to the cover page of each Prospectus explaining that the Funds pursue leveraged or leveraged inverse investment results and, thus, are riskier than alternatives that do not use leverage.

Response. We have revised the Prospectus cover pages accordingly.

***

I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Ms. Kimberly Browning

May 30, 2012

If you have any additional questions or comments, please do not hesitate to contact me at 202.739.5684 or John McGuire at 202.739.5654.

Sincerely,

/s/ Laura E. Flores

Laura E. Flores

cc:	Amy J. Lee
Elisabeth Miller
W. John McGuire